3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Lisa D. Zeises

direct dial:  (215) 981-4722

zeisesl@pepperlaw.com

July 10, 2012

Via EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               Touchstone Funds Group Trust

Registration Statement on Form N-14

Ladies and Gentlemen:

Touchstone Funds Group Trust (the “Trust”) is hereby transmitting for filing a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) to register shares of beneficial interest (the “Shares”) of the Touchstone Emerging Markets Equity Fund (the “Acquiring Fund”), a series of the Trust.

It is anticipated that the Shares would be issued to shareholders of the Touchstone Emerging Markets Equity Fund II, a series of the Trust (the “Acquired Fund”), in connection with the proposed reorganization of the Acquired Fund into the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization.

Pursuant to Rule 488 under the 1933 Act, it is proposed that this filing will become effective on August 9, 2012.

If you have any questions regarding the Registration Statement, please contact the undersigned at 215.981.4722 or John M. Ford at 215.981.4009.

Very truly yours,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc: Joseph G. Melcher
John M. Ford, Esq.

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